3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

215.981.4000

Fax 215.981.4750

John P. Falco

direct dial: 215.981.4659

direct fax: 215.981.4750

falcoj@pepperlaw.com

June 19, 2017

Filing Desk U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549 Attn: James O’Connor, Senior Counsel

Re:	FundVantage Trust (the “Trust”) 1940 Act File No. 811-22027 1933 Act File No. 333-141120

Dear Mr. O’Connor:

This letter addresses the oral comments of the Securities and Exchange Commission’s staff (the “Staff”) with respect to a preliminary proxy statement, filed on behalf of a series of the Trust, the Lateef Fund (the “Fund”), pursuant to the requirements of Rule 14a-6(a) under the Securities Exchange Act of 1934, on June 2, 2017 (the “Proxy Statement”). The Proxy Statement is to be furnished to shareholders of the Fund in connection with a special meeting of shareholders at which shareholders will be asked to approve a new investment advisory agreement between the Trust, on behalf of the Fund, and Lateef Investment Management, L.P. (the “Adviser”) in connection with a recent change of control of the Adviser.

We appreciate the opportunity to address the Staff’s comments regarding the Fund. We have organized this letter by setting forth the Staff’s comments in italicized text followed by the Trust’s response to the Staff’s comments.

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1.	State that the board determined that the scope of services is the same under the interim agreement.

Response: The Proxy Statement has been revised to reflect the Staff’s comment.

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U.S. Securities and Exchange Commission

June 19, 2017

2.	If applicable, state the name, address and principal occupation of any other general partner of the Adviser or any direct or indirect “parent” of the Adviser.

Response: There are no general partners other than Lateef General Partner, LLC. In addition, there are no other Parents, as that term is defined in the Securities Exchange Act of 1934.

3.	The Staff notes that the recoupment of fees waived and expenses reimbursed by the Adviser is limited to a period of up to three (3) years from end of the fiscal year in which the Adviser waived or reimbursed such expense. The Staff’s position is that recoupment of waived fees or reimbursed expenses is probable if the recoupment period is in excess of three years, and, accordingly, a fund should record a liability for the repayment of waived fees or reimbursed expenses. The Staff requests that the Fund modify its recoupment provision so that the recoupment is not permitted after three years from the date of the waived fee or reimbursed expense. To the extent the Fund does not do so, undertake in your response to book a liability for amounts that may be recouped for periods in excess of three years from the date of a waiver or reimbursement or provide an explanation for the Fund’s position that the recoupment of such amounts is not probable.

Response: The Proxy Statement has been revised to delete references to recoupment since the expense limitation agreement does not currently provide for recoupment.

4.	Provide the additional information in response to Item 22(c)(9)(ii) and (iii).

Response: The Proxy Statement has been revised to reflect the Staff’s comment.

5.	Please confirm in your response that the information in response to Items 22(c)(1)-(7) has been included in the disclosure.

Response: Confirmed.

6.	Please disclose whether the new adviser is the adviser to any other funds with similar objectives and if so provide the additional disclosure required by Item 22(c)(10).

U.S. Securities and Exchange Commission

June 19, 2017

Response: The adviser does not serve as adviser to any other registered funds. The Proxy Statement has been revised to reflect the Staff’s comment.

7.	Please include specific performance figures comparing the performance of the fund to the relevant indices in this discussion.

Response: The Proxy Statement has been revised to reflect the Staff’s comment.

8.	Does the fund expect any broker non-votes, given the nature of the proposal?

Response: It is possible that there will be broker non-votes received in connection with the meeting; accordingly the proxy statement provides disclosure regarding the treatment and the impact of such votes in the event that any such votes are received.

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Please direct any questions concerning this letter to the undersigned at 215.981.4659 or, in his absence, to John M. Ford, Esq. at 215.981.4009.

Very truly yours,

John P. Falco

Enclosures.

cc:	James E. O’Connor, Esq., Securities and Exchange Commission Joel L. Weiss, President of FundVantage Trust John M. Ford, Esq.